EXHIBIT (a)(1)(ii)
Introductory E-Mail to All Eligible Option Holders
(To Be Delivered Upon Commencement of Offer)

To:	[Eligible Option Holder]
From:	option.exchange@delekus.com
Date:	May 13, 2009
Re:	Announcing the Delek US Holdings Option Exchange Program
Dear Option Holder:
At the Annual Meeting of Stockholders of Delek US Holdings, Inc. (the “Company”) held on May 5, 2009, our stockholders approved a proposal concerning a one-time stock option exchange program which would permit eligible holders of nonqualified stock options under the Company’s 2006 Long-Term Incentive Plan the opportunity to exchange those options for replacement stock options covering fewer shares with an exercise price equal to the greater of $8.00 or the fair market value of our Common Stock at the close of trading on the replacement option grant date (the “Offer”). Our Board of Directors has approved the commencement of the Offer, which we are commencing today. The specific details of the Offer are described in the Offering Memorandum Relating to Our Offering to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (the “Offering Memorandum”) and related documents, copies of which are included in a Schedule TO filed with the Securities and Exchange Commission on May 13, 2009 and are available on the Offer website at https://delekus.equitybenefits.com.
If you wish to participate, you must access, and follow the instructions on, the Offer website. You will receive your user name and password login information in a separate e-mail. If you are not able to submit your election electronically via the Offer website as a result of technical failures of the Offer website (such as the Offer website being unavailable or the Offer website not accepting your election), or if you do not otherwise have access to the Offer website for any reason (including lack of access to internet services), you may obtain a paper election form (and return a completed paper election form, by facsimile or hand delivery to) the Option Exchange Administrator at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, facsimile number (615) 435-1271, e-mail option.exchange@delekus.com. The Offer will expire at 10:00 p.m., Central Time on June 10, 2009, which is expected to be the grant date of the replacement options (unless the Offer is extended).
This communication is an introduction to the Offer, but does not detail all the terms and conditions that apply. Full details of the Offer are set forth in the Offering Memorandum and related documents, which are available on the Offer website. We are also mailing a letter to you today setting forth the same information as contained in this e-mail, along with a copy of the Offering Memorandum and related documents. Please review these materials carefully so that you can make an informed decision on whether or not to participate.
Thank You,
DELEK US HOLDINGS, INC.
Kathy Roadarmel
Vice President of Human Resources
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